                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                  MAXIMUS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   577933 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 30, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13d-1(b)
                  [ ]  Rule 13d-1(c)
                  [x]  Rule 13d-1(d)


--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

================================================== ========================================================= =======================
              CUSIP NO. 577933 10 4                                          13G                                   PAGE 2 OF 6
                        -----------
-------------------------------------------------- --------------------------------------------------------- -----------------------
   1      NAME OF REPORTING PERSON
                  David V. Mastran

          I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY)
                  Not Applicable.
--------- --------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                            (a) / /
                  Not Applicable                                                                                            (b) / /
--------- --------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
-------------------------------------------- ----- ---------------------------------------------------------------------------------
                                               5     SOLE VOTING POWER

      NUMBER OF SHARES                                     2,562,436
 BENEFICIALLY OWNED BY EACH                  ----- ---------------------------------------------------------------------------------
   REPORTING PERSON WITH                       6     SHARED VOTING POWER

                                                           72,059
                                             ----- ---------------------------------------------------------------------------------
                                               7     SOLE DISPOSITIVE POWER

                                                           2,562,436
                                             ----- ---------------------------------------------------------------------------------
                                               8     SHARED DISPOSITIVE POWER

                                                           72,059
--------- --------------------------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,636,295
--------- --------------------------------------------------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not applicable                                                                                                / /
--------- --------------------------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  11.5%
--------- --------------------------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                  IN
========= ==========================================================================================================================


                      *SEE INSTRUCTION BEFORE FILLING OUT!

         This Amendment No. 2 amends and supplements Amendment No. 1 to the Statement on Schedule 13G filed ("Amendment No. 1") filed by David V. Mastran with the United States Securities and Exchange Commission on February 12, 1999, which Amendment No. 1 amended and supplemented the Statement on Schedule 13G (the "Original Statement") filed by Dr. Mastran with the United States Securities and Exchange Commission on February 11, 1998, to show a material decrease in the percentage of the class beneficially owned. Except as set forth below, there are no changes to the information set forth in Amendment No. 1 to the Original Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1.

ITEM  3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

Item 3 is amended in its entirety by replacing the text of such item with the following text:

       (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
       (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
       (d) [ ] Investment company registered under Section 8 of the Investment Company Act
       (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
       (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

          Item 4 is amended in its entirety by replacing the text of such item with the following text:

         (a)      AMOUNT BENEFICIALLY OWNED.

                  As of September 30, 2001, Dr. Mastran beneficially owned 2,636,295 shares of Common Stock of MAXIMUS, Inc. consisting of: (i) 2,562,436 shares held of record by Dr. Mastran, (ii) 62,129 shares held by Dr. Mastran's spouse, plus 9,930 additional shares issuable upon exercise of stock options exercisable within the 60-day period following September 30, 2001 and (iii) 1,800 shares held by Dr. Mastran's father.

                  The inclusion herein of any shares deemed beneficially owned under Rule 13d-3 of the Act does not constitute an admission of beneficial ownership of such shares.

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         (b)      PERCENTAGE OF CLASS.

                  11.5%, which percentage is based on 22,985,806 shares outstanding as of September 30, 2001.

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      sole power to vote or to direct the vote:                           2,562,436
                  (ii)     shared power to vote or to direct the vote:                            72,059(+)
                  (iii)    sole power to dispose or to direct the disposition of:              2,562,436
                  (iv)     shared power to dispose or to direct the disposition of:               72,059(++)


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Item 6 is amended in its entirety by replacing the text of such item with the following text:

         Of the shares reported in Item 4:

                  (a) Dr. Mastran's spouse (I) holds an aggregate of 70,259 shares, consisting of 62,129 shares held of record and 9,930 shares issuable upon exercise of stock options exercisable within 60 days after September 30, 2001, and (II) has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities; and

                  (b) Dr. Mastran's father holds 1,800 shares and has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.


ITEM 10. CERTIFICATION.

         Item 10 is amended in its entirety by replacing the text of such item with the following text:


         Not applicable.


---------------
(+)   Reflects 62,129 shares and 9,930 shares issuable upon exercise of stock options exercisable within 60 days after September 30, 2001 held of record by Dr. Mastran's spouse and 1,800 shares held by Dr. Mastran's father. Does not include 2,562,436 shares over which Dr. Mastran holds sole power to vote or to direct the vote.

(++) Includes 62,129 shares and 9,930 shares issuable upon exercise of stock options exercisable within 60 days after September 30, 2001 held of record by Dr. Mastran's spouse and 1,800 shares held by Dr. Mastran's father.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 30, 2001



/s/ DAVID V. MASTRAN
------------------------------------------------------------
David V. Mastran